Exhibit 21.1

Subsidiaries of Registrant

Name	State of Incorporation

ICU Medical Sales, Inc.	Delaware

ICU Finance, Inc.	California

Budget Medical Products, Inc.	California

ICU MedEurope Limited	United Kingdom

ICU MedEurope (NZ) Limited	New Zealand

ICU Medical de Mexico, S.A. de C.V.	Mexico

ICU Medical Europe S.r.l.	Italy

MedScanSonics, Inc.	Delaware

ICU Medical (Utah), Inc.	Delaware